SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

RETALIX LTD.
(Name of Subject Company (Issuer))

RONEX HOLDINGS, LIMITED PARTNERSHIP
RONEX HOLDINGS LTD.
FIMI OPPORTUNITY 2005 LTD.
FIMI IV 2007 LTD.
ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI HOLDINGS LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

Ron Ben-Haim
Ronex Holdings, Limited Partnership
Rubinstein House, 37 Menahem Begin Rd., Tel-Aviv 67137, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven J. Glusband, Esq.	Sharon Amir, Adv.
Carter Ledyard & Milburn LLP	Naschitz, Brandes & Co.
2 Wall Street	5 Tuval Street
New York, New York 10005	Tel-Aviv 67897, Israel
Telephone: 212-238-8605	Telephone: +972-3-623-5000

CALCULATION OF FILING FEE

Transaction	Amount of Filing
Valuation	Fee*
$12,233,862	$480.80

*	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.
Form or Registration No.: Not Applicable.	Filing Party: Not Applicable.
Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Ronex Holdings, Limited Partnership, an Israeli limited partnership (the “Bidder”), on January 15, 2009, and relates to the offer by the Bidder to purchase up to 2,038,977 outstanding ordinary shares, nominal (par) value NIS 1.00 per share, of Retalix Ltd. (“Retalix”), at $6.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated January 15, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 3 to Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of Schedule TO, which incorporates by reference information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

On February 25, 2009, Ronex announced the final results of the Offer. The Offer expired on Tuesday, February 24, 2009 at 10:00 a.m. New York time, or 5:00 p.m., Israel Time.

As of the expiration date of the Offer, based on the final results provided by the U.S Depositary and by the Israeli Depositary, 34,082 Retalix shares, or approximately 0.2% of the outstanding Retalix shares, had been validly tendered and not withdrawn. The Offer included a condition that Retalix shares representing at least 5.0% of the outstanding Retalix shares be validly tendered and not withdrawn. The minimum condition of the Offer was not met and therefore none of the tendered shares will be accepted. The tendered shares not previously withdrawn will be returned promptly to their respective tendering shareholders.

The full text of the press release issued by Ronex is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated January 15, 2009.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Text of Press Release issued by the Bidder on January 15, 2009. *

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on January 15, 2009.**

(a)(5)(C)	Form of Acceptance Notice and Notice of Objection filed with the Israeli Securities Authority on January 15, 2009.**

(a)(5)(D)	Text of Press Release issued by the Bidder on February 17, 2009.*

(a)(5)(E)	Text of Press Release issued by the Bidder on February 25, 2009.

(b)	Not applicable.

(d)	Shareholders Agreement dated as of March 3, 2008 among Ronex Holdings, Limited Partnership, Mr. Barry Shaked and Mr. Brian Cooper (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Bidder on March 3, 2008)*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Previously filed. English translation from Hebrew.

SIGNATURES

        After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

RONEX HOLDINGS, LIMITED PARTNERSHIP By: RONEX HOLDINGS LTD., its general partner By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

RONEX HOLDINGS LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

FIMI OPPORTUNITY 2005 LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

FIMI IV 2007 LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

ISHAY DAVIDI HOLDINGS LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

/s/ Ishay Davidi —————————————— Ishay Davidi

Dated: February 25, 2009

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated January 15, 2009.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Text of Press Release issued by the Bidder on January 15, 2009. *

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on January 15, 2009.**

(a)(5)(C)	Form of Acceptance Notice and Notice of Objection filed with the Israeli Securities Authority on January 15, 2009.**

(a)(5)(D)	Text of Press Release issued by the Bidder on February 17, 2009.*

(a)(5)(E)	Text of Press Release issued by the Bidder on February 25, 2009.

(b)	Not applicable.

(d)	Shareholders Agreement dated as of March 3, 2008 among Ronex Holdings, Limited Partnership, Mr. Barry Shaked and Mr. Brian Cooper (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Bidder on March 3, 2008)*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Previously filed. English translation from Hebrew.